United States securities and exchange commission logo





                          February 5, 2024

       Thomas Speidel
       Chief Executive Officer
       Ads-Tec Energy Public Ltd Co
       10 Earlsfort Terrace
       Dublin 2, D02 T380, Ireland

                                                        Re: Ads-Tec Energy
Public Ltd Co
                                                            Registration
Statement on Form F-3
                                                            Filed January 31,
2024
                                                            File No. 333-276788

       Dear Thomas Speidel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing